UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2015

Towers Watson & Co.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34594	27-0676603
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

901 N. Glebe Road Arlington, VA		22203
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (703) 258-8000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders

Towers Watson & Co. (“Towers Watson”) held and adjourned a special meeting of stockholders on November 18, 2015. Of the 69,440,607 shares outstanding and entitled to vote, 58,640,877 shares were represented at the meeting, or 84.4% of the total outstanding, sufficient to constitute a quorum. The final results of voting for each matter submitted to a vote of stockholders at the meeting are as follows:

Proposal 3 – Approval of Adjournment of Special Meeting

The Company’s stockholders approved a proposal to adjourn the meeting to another date and place if necessary or appropriate to solicit additional votes if there are insufficient votes at the time of the Towers Watson special meeting to approve the Towers Watson Merger Proposal. There were 32,975,158 votes for the Merger, 23,896,465 votes against the Merger, 1,769,254 abstentions, and 0 broker non-votes.

Item 8.01	Other Events.

Adjournment of Special Meeting

In connection with the adjournment described above, Towers Watson issued a press release announcing it had adjourned the special meeting of Towers Watson stockholders previously scheduled for November 18, 2015. The special meeting will be adjourned to November 20, 2015 at 8:00 a.m., local time, at Royal Palm South Beach, 1545 Collins Avenue, Miami Beach, FL 33139. The record date for the special meeting will remain October 1, 2015. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are filed as part of this Report.

Exhibit Number	Description

99.1	Press Release, dated November 18, 2015.

Additional Information

As previously reported, Towers Watson has entered into an Agreement and Plan of Merger, dated as of June 29, 2015, by and among Willis Group Holdings Public Limited Company (“Willis”) and Citadel Merger Sub, Inc., pursuant to which Willis and Towers Watson will combine in an all-stock merger of equals transaction (the “Merger”).

In connection with the Merger, Towers Watson has filed a definitive proxy statement/prospectus on Schedule 14A with the SEC. The definitive proxy statement/prospectus also is included in a registration statement on Form S-4 filed by Willis. Investors are urged to read the definitive proxy statement/prospectus (including all amendments and supplements thereto) before making any voting or investment decision with respect to the Merger, because the proxy statement/prospectus contains important information. Investors may obtain free copies of the definitive proxy statement/prospectus, as well as other filings containing information about Towers Watson and Willis, without charge, at the SEC’s Internet site (www.sec.gov). Investors may also obtain these documents for free by directing a request to Towers Watson at 901 N. Glebe Road, Arlington, VA 22203, Attn: Investor Relations (for documents filed with the SEC by Towers Watson) or Willis at 200 Liberty Street, 7th Floor, New York, NY 10281, Attn: Investor Relations (for documents filed with the SEC by Willis).

Towers Watson and its directors and executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Towers Watson’s stockholders with respect to the Merger. Information regarding Towers Watson’s directors and executive officers is available in Towers Watson’s annual report on Form 10-K for the fiscal year ended June 30, 2015, filed with the SEC on August 14, 2015, as well as Amendment No. 1 on Form 10-K/A filed with the SEC on October 2, 2015. Additional information regarding the interests of such participants in the Merger is included in the proxy statement/prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TOWERS WATSON & CO. (Registrant)

Dated: November 18, 2015	By:	/s/ Neil D. Falis
	Name:	Neil D. Falis
	Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated November 18, 2015.